UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
   ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Whoseyourlandlord, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      April 8, 2015

Physical address of issuer
413 Halsey St., Ste 3, Brooklyn, NY 11233

Website of issuer
https://www.whoseyourlandlord.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equivalent to 2% of the Securities being issued in the Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$535,000.00

Deadline to reach the target offering amount
March 9, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (December 31, 2016)	**Prior fiscal year-end (December 31, 2015)**
Total Assets	$7,826.00	$16,989.00
Cash & Cash Equivalents	$7,426.00	$16,989.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$213,561.00	$9,252.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$10,397.00	$20,347.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(215,815.00)	$(31,815.00)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


January 8, 2018

FORM C

Whoseyourlandlord, Inc.



Up to $535,000 of Units of SAFE


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Whoseyourlandlord, Inc. ("WYLandlord", "WYL", the "Company," "we," "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). The Company is offering up to $535,000 worth of Securities. Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $50,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $50,000 by March 9, 2018. Unless the Company raises at least the Target Amount of $50,000 under the Regulation CF Offering by March 9, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $535,000.00 (the "Maximum Amount") on a first come, first served basis. The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Portal's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.whoseyourlandlord.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or

Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive (i) a fee in the amount of five percent (5%) of all funds raised in this Offering and (ii) a commission equivalent to two percent (2%) of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$535,000.00	$26,750.00	$508,250.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these

statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

EXHIBIT B
EXHIBIT C

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://www.whoseyourlandlord.com/

The Company must continue to comply with the ongoing reporting requirements until:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES
Updates on the status of this Offering may be found at: https://www.republic.co/whoseyourlandlord.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Whoseyourlandlord, Inc. (the "Company") is a Delaware corporation, formed on April 8, 2015. The Company was formerly known as Untapped, Inc. and as WhoseYourLandlord, LLC. The Company is currently also conducting business under the name of WYLandlord.

The Company is located at 413 Halsey St., Ste 3, Brooklyn, NY 11233.

The Company's website is https://www.whoseyourlandlord.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's offering page on Opendeal d/b/a Republic under https://www.republic.co/whoseyourlandlord and is attached as Exhibit B to the Form C of which this Offering Memorandum forms a part.

The Business

Whoseyourlandlord provides renters with landlord reviews, community insights, neighborhood engagement, and available listings, while also providing home providers with feedback on ways they can improve and providing renter snapshots so they can better understand who they're renting to. We're creating simple tools to seamlessly post and get rentals booked.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	535,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	535,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	March 9, 2018
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 22 hereof.

* This number does not include any securities commission received by Republic.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors may have significantly greater financial, technical and human resources than we have and may have access to superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize those services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through

collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Camellus Ofornedu Ezeugwu Jr., Nikita Korablin, and Felix Addison, who are WhoseYourLandlord, Inc.'s CEO/Co-Founder, CTO/Co-Founder, and COO/Co-Founder, respectively. The Company has or intends to enter into employment agreements with these individuals although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Camellus Ofornedu Ezeugwu Jr., Nikita Korablin, and Felix Addison, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company could be negatively impacted if found to have infringed on intellectual property rights, and it may be unable to protect its intellectual property rights adequately.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

The company currently has no patents on its product. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect its proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs,

keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Apartment listing products are commoditized and offer low differentiation to market players.
The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well-known brand in the competitive listing space, and the product may be in a market where customers will not have brand loyalty. If competitors develop equal products, the Company may be forced to compete on a pricing basis, which could negatively affect its revenue.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 67.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the holders of Series B Preferred Shares vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such

conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
WhoseYourLandlord brings quality to the rental experience by connecting good renters with good home providers through the use of landlord reviews, community insights, and real time available listings.

Business Plan
WhoseYourLandlord is a web platform connecting quality renters with quality home providers. Through up to date listings, home provider reviews, and verified renter information, WYL creates an environment based on accountability, transparency, and efficiency. From the homepage renters can search for available listings in their desired area, view listings blended with the home provider's reviews, select which apartment(s) they're interested in, fill in their information and get it verified in real time, and submit their inquiry to the home provider. We hope to generate revenue via the following three avenues: (i) Partnerships – We currently generate revenue through paid sponsorships with companies like Allstate, Roadway Moving, and Dominion Enterprises, and will continue to add partners looking to reach out to partners in the future; (ii) Credit Checks – Additionally, we are integrating a partnership with TransUnion which will charge renters a fee of $30 for their credit report, background check, and eviction history – we will split the revenue with TransUnion. It has been contracted & integrated now; will be launching this Fall as an ancillary service. Every booking using credit information will result in revenue share for both parties; (iii) Community Fee – WYL will charge a nominal community member fee to renters to have full access to all community insight and landlord reviews provided. The small fee of $10/month – will not be for searches which are free, but for more insights/legal questions on neighborhoods and to hear back from forum and/or actual residents. We will begin testing in Philadelphia and target a launch Q2 2018.

The Company's Products and/or Services

Product / Service	Description	Current Market
WYL Platform	WYL is a web platform that is mobilizing, connecting, and empowering renters in the housing process through landlord reviews, community insights, real-time available listings, and verified tenant information.	Renters, landlords, and management companies.

We have no new products in development.

We offer our content and services via our online website.

Competition
We operate in a competitive and rapidly changing marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; and availability of appropriate resources.

Customer Base
The Company's customers are primarily individual renters, landlords, and property management companies.

Intellectual Property
The Company is not currently dependent on any intellectual property.

Litigation
None

Other
The Company's principal address is 413 Halsey St., Ste 3, Brooklyn, NY 11233.

The Company has the following additional addresses: 119 W 24th St., Floor 4, New York, NY 10011.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$23,750.00	10.58%	$56,603.00
General Marketing	21%	$10,500.00	35.77%	$191,369.50
Product Development	21%	$10,500.00	35.77%	$191,369.50
Internal Operations	10.50%	$5,250.00	17.88%	$95,658.00
Total	**100%**	**$50,000**	**100%**	**$535,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Camellus Ofornedu Ezeugwu Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
WhoseYourLandlord, Inc., CEO/Co-founder, September 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WhoseYourLandlord, Inc., CEO/Co-founder, September 2013-present
- Work closely with WYL team and board of advisors (Eric Shashoua, Lee Shlamowitz, and Nick Bayer) to ensure company growth;
- Raise modest funding ($66,500) by way of bootstrapping, pitching in competitions, and pitching to angel investors;
- Grew the WYL user base to over 80k unique visitors by year 2; and
- Boosted coverage in over 35 news publications, including: TechCrunch, The Philadelphia Inquirer, The San Francisco Chronicle, BET, etc.

Name
Nikita Korablin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
WhoseYourLandlord, Inc., CTO/Co-Founder, September 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WhoseYourLandlord, Inc., CTO/Co-Founder, 2013-present
- Develop web application - Front and backend development - Led team of developers ranging from (senior level to junior level)

Name
Felix Addison

All positions and offices held with the Company and date such position(s) was held with start and ending dates
WhoseYourLandlord, Inc., COO/Co-Founder, September 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Create strategic marketing campaigns to increase brand awareness amongst recent college grads and young professionals;
- Prepare monthly goals, expectations, tasks, and deadlines for all team members - Oversee hiring and training of interns to properly execute company initiatives;
- Conduct quarterly performance evaluations;
- Meet with team weekly to review the progress of the site, content production team, and campus ambassadors;

- Attend professional events with strategic aim to make necessary connections;
- Successfully admitted into two competitive Startup Tech Accelerators: The Greenhouse Accelerator, and Dreamit Ventures backed by Comcast in Philadelphia; and
- Successfully grew the website to 80,000 aggregate users.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Nikita Korablin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
WhoseYourLandlord, Inc., CTO/Co-Founder, September 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WhoseYourLandlord, Inc., CTO/Co-Founder, 2013-present
- Develop web application - Front and backend development - Led team of developers ranging from (senior level to junior level)

Name
Felix Addison

All positions and offices held with the Company and date such position(s) was held with start and ending dates
WhoseYourLandlord, Inc., COO/Co-Founder, September 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Create strategic marketing campaigns to increase brand awareness amongst recent college grads and young professionals;
- Prepare monthly goals, expectations, tasks, and deadlines for all team members - Oversee hiring and training of interns to properly execute company initiatives;
- Conduct quarterly performance evaluations;
- Meet with team weekly to review the progress of the site, content production team, and campus ambassadors;
- Attend professional events with strategic aim to make necessary connections;
- Successfully admitted into two competitive Startup Tech Accelerators: The Greenhouse Accelerator, and Dreamit Ventures backed by Comcast in Philadelphia; and
- Successfully grown the website to 80,000 aggregate users.

Name
Camellus Ofornedu Ezeugwu Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
WhoseYourLandlord, Inc., CEO/Co-founder, September 2013-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WhoseYourLandlord, Inc., CEO/Co-founder, September 2013-present
- Work closely with WYL team and board of advisors (Nick Bayer, Eric Shashoua, Lee Shlamowitz) to ensure company growth;
- Raise modest funding ($66,500) by way of bootstrapping, pitching in competitions, and pitching to angel investors;
- Grew the WYL user base to over 80k unique visitors by year 2; and
- Boosted coverage in over 35 news publications, including: TechCrunch, The Philadelphia Inquirer, The San Francisco Chronicle, BET, etc.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in New York and Pennsylvania.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,523,319 shares
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Pro Rata Dilution
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	87.42%

Type of security	Convertible Promissory Note
Amount outstanding	$13,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Pro Rata Dilution
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.37% (if converted)

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration

					Used or Public Offering
Preferred Stock	130,719	$200,000	Dev & Ops	March 3, 2016	Rule 506(b)

Ownership

A majority of the Company is owned by a few people/entities. Those people/entities are Ofo Ezeugwu (25.78%) and Ofo Ezeugwu, FLP (41.61%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ofo Ezeugwu	25.8%
Ofo Ezeugwu, FLP	41.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Whoseyourlandlord, Inc. (the "Company"), is a corporation organized April 8, 2015 under the laws of Delaware. The Company brings quality to the rental experience through landlord reviews, community insights, neighborhood engagement, and real-time available listings. Whoseyourlandlord, LLC (the "Predecessor Company"), is a limited liability company organized September 6, 2013 under the laws of New York under common ownership and control as the Company. In April 2015, the Predecessor Company merged with the Company in a merger transaction effective April 8, 2015, whereby the owners of the Predecessor Company agreed to exchange their interests in the Predecessor Company for 1,250,797 shares of the Company's common stock and terminate the Predecessor Company.

The Company has not generated profits, has limited revenues to date, has sustained net losses of $215,815 and $31,815 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $247,630 as of December 31, 2016, current liabilities exceed current assets by $205,735 as of December 31, 2016, and has limited liquidity to satisfy is ongoing operating needs with just $7,426 of cash as of December 31, 2016. The Company has recognized revenue from advertising services from one customer for the years ended December 31, 2016 and 2015 totaling $9,997 and $19,997, respectively, representing a concentration of revenues.

Liquidity and Capital Resources

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. The Company is planning on filing securities offerings under Regulation CF to address liquidity issues.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company does not currently have additional sources of capital.

Capital Expenditures and Other Obligations

Effective December 16, 2015, the Company extended a previously signed lease agreement for office space dated June 15, 2015. The lease term commenced December 16, 2015 and expired on June 30, 2016, with required monthly lease payments of $600. The Company was on a month-to-month lease agreement for the remainder of 2016. Rent expense for the years ended December 31, 2016 and 2015 totaled $7,400 and $5,000, respectively.

Material Changes and Other Information
None

Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $2,300,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 535,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $535,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 9, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $535,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price is the face amount or par value of the Securities ($1.00 per Unit). The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
A commission equivalent to 2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX, Corp.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 12,000,000 shares of common stock, par value $0.0001 per share, of which 1,523,319 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing. An Equity Financing, qualifying when over $1,000,000, subject to the terms of the Crowd Safe.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $2,300,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $2,300,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $2,300,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated

under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- ☑ The Company does not have the right to repurchase the Securities.
- ☑ The Securities do not have a stated return or liquidation preference.
- ☑ The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's

outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
The Company has not engaged any transactions or relationships that would give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Camellus Ofornedu Ezeugwu Jr.
_____
(Signature)

Camellus Ofornedu Ezeugwu Jr.
_____
(Name)

CEO and Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Camellus Ofornedu Ezeugwu Jr.
_____
(Signature)

Camellus Ofornedu Ezeugwu Jr.
_____
(Name)

Director
_____
(Title)

1/8/18
_____
(Date)

/s/Felix Addison
_____
(Signature)

Felix Addison
_____
(Name)

Director
_____
(Title)

1/8/18
_____
(Date)

/s/ Nikita Korablin
_____
(Signature)

Nikita Korablin
(Name)

Director
(Title)

1/8/18
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Page
Exhibit C	Video Transcript

EXHIBIT A

Financial Statements

Whoseyourlandlord, Inc.
A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2016 and 2015

Whoseyourlandlord, Inc.

TABLE OF CONTENTS



To the Stockholders of
Whoseyourlandlord, Inc.
New York, NY

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Whoseyourlandlord, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
October 1, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

WHOSEYOURLANDLORD, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

		2016		2015
ASSETS				
Current Assets:				
Cash and cash equivalents	$	7,426	$	16,989
Deposits		400		-
Total Current Assets		7,826		16,989
Non-Current Assets:				
Property and equipment, net		6,373		1,434
Total Non-Current Assets		6,373		1,434
TOTAL ASSETS	$	14,199	$	18,423
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	13,561	$	9,252
Funds held for future investment		200,000		-
Total Liabilities		213,561		9,252
Stockholders' Equity (Deficit):				
Common Stock, $0.00001 par, 5,000,000 shares authorized, 1,357,429 and 1,357,429 shares issued and outstanding, 1,290,335 and 1,257,728 shares vested as of December 31, 2016 and 2015, respectively.		14		14
Additional paid-in capital		48,254		40,972
Accumulated deficit		(247,630)		(31,815)
Total Stockholders' Equity (Deficit)		(199,362)		9,171
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	14,199	$	18,423

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

-2-

WHOSEYOURLANDLORD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 10,397	$ 20,347
Costs of net revenues	-	-
Gross profit	10,397	20,347
Operating Expenses:		
General & administrative	175,714	35,925
Sales & marketing	48,455	15,474
Total Operating Expenses	224,169	51,399
Loss from operations	(213,772)	(31,052)
Other Income/(Expense):		
Interest expense	(2,043)	(763)
Total Other Income/(Expense)	(2,043)	(763)
Provision for income taxes	-	-
Net Loss	$ (215,815)	$ (31,815)

WHOSEYOURLANDLORD, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Members' Equity	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at January 1, 2015	$ 2,036	-	$ -	$ -	$ -	$ 2,036
Conversion of LLC interest	(2,036)	1,250,797	13	2,023	-	-
Issuance of common stock	-	106,632	1	24,999	-	25,000
Capital contribution by founder	-	-	-	13,950	-	13,950
Net loss	-	-	-	-	(31,815)	(31,815)
Balance at December 31, 2015	$ -	1,357,429	$ 14	$ 40,972	$ (31,815)	$ 9,171
Capital contribution by founder	-	-	-	7,282		7,282
Net loss	-	-	-	-	(215,815)	(215,815)
Balance at December 31, 2016	$ -	1,357,429	$ 14	$ 48,254	$ (247,630)	$ (199,362)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

WHOSEYOURLANDLORD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (215,815)	$ (31,815)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,188	358
Changes in operating assets and liabilities:		
(Increase)/Decrease in deposits	(400)	-
Increase/(Decrease) in accounts payable	4,309	9,252
Increase/(Decrease) in funds held for future investment	200,000	-
Net Cash Used In Operating Activities	(10,718)	(22,205)
Cash Flows From Investing Activities		
Purchase of property and equipment	(6,127)	-
Net Cash Used In Investing Activities	(6,127)	-
Cash Flows From Financing Activities		
Issuance of common stock	-	25,000
Capital contribution by founder	7,282	13,950
Net Cash Provided by Financing Activities	7,282	38,950
Net Change In Cash	(9,563)	16,745
Cash at Beginning of Period	16,989	244
Cash at End of Period	$ 7,426	$ 16,989
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 2,043	$ 763
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Whoseyourlandlord, Inc. (the "Company"), is a corporation organized April 8, 2015 under the laws of Delaware. The Company brings quality to the rental experience through landlord reviews, community insights, neighborhood engagement, and real-time available listings.

Whoseyourlandlord, LLC (the "Predecessor Company"), is a limited liability company organized September 6, 2013 under the laws of New York under common ownership and control as the Company. In April 2015, the Predecessor Company merged with the Company in a merger transaction effective April 8, 2015, whereby the owners of the Predecessor Company agreed to exchange their interests in the Predecessor Company for 1,250,797 shares of the Company's common stock and terminate the Predecessor Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. The consolidated financial statements as of December 31, 2016 and 2015 and for the years then ended are accordingly adjusted as though the merger occurred at the beginning of prior periods. Therefore, these consolidated financial statements include all accounts of Whoseyourlandlord, Inc. and the Predecessor Company, Whoseyourlandlord, LLC. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. Depreciation expense for the years ended December 31, 2016 and 2015 were $1,188 and $358, respectively.

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives of 5 years. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 7,919	$ 1,792
Accumulated depreciation	(1,546)	(358)
Property and equipment, net	$ 6,373	$ 1,434

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company has recognized revenue from advertising services from one customer for the years ended December 31, 2016 and 2015 totaling $9,997 and $19,997, respectively, representing a concentration of revenues.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Predecessor Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. Substantially all tax-deductible activity occurred in the Company during the years ended December 31, 2016 and 2015.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits, has limited revenues to date, has sustained net losses of $215,815 and $31,815 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $247,630 as of December 31, 2016, current liabilities exceed current assets by $205,735 as of December 31, 2016, and has limited liquidity to satisfy is ongoing operating needs with just $7,426 of cash as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. The Company is planning on filing securities offerings under Regulation CF to address liquidity issues.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure and Stock Activity

On April 8, 2015, the Company authorized 5,000,000 shares of common stock with $0.00001 par value. As of December 31, 2016 and 2015, 1,357,429 and 1,357,429 shares of Common Stock were issued and outstanding, respectively. In April 2015, the Predecessor Company merged with the Company in an acquisition transaction effective April 8, 2015, whereby the owners of the Predecessor Company agreed to exchange 100% interest in the Predecessor Company for 1,250,797 shares of the Company's common stock, transferring ownership of the Predecessor Company to the Company as a wholly owned subsidiary. The Predecessor Company was established as a limited liability company, which was 100% owned by the Company's members prior to the acquisition discussed in Notes 1 and 2. All equity activity of the Predecessor Company prior to the formation of the Company on April 8, 2015 are presented in additional paid-in capital in the statement of changes in stockholders' equity (deficit).

In April 2015, the Company issued 15,233 shares of common stock at $0.00001 per share. The stock issuance was conducted under terms of restricted stock purchase agreements and one restricted stock purchase agreement is subject to vesting terms over four years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2016 and 2015, 1,290,335 and 1,257,728 shares had vested.

In May of 2015, the Company issued 91,399 shares of common stock at $0.27 per share resulting in total proceeds of $25,000.

During 2016 and 2015, the founder made additional capital contributions totaling $7,282 and $13,950, respectively.

Funds Held for Future Investment

During 2016, the Company received $200,000 of funds that are to be held for future investment, the funds are to be used to acquire 91,324 of Series Seed Preferred Stock of the Company at price of $2.19 per share, however, this agreement was not yet executed as of December 31, 2016.

NOTE 5: INCOME TAXES

From its September 6, 2013 inception until April 8, 2015 at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or

state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the April 8, 2015 conversion to a corporation, the Company was taxed as a corporation. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $224,673 and $20,331 as of December 31, 2016 and 2015, respectively. The Company pays Federal and New York income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $94,501 and $8,096 as of December 31, 2016 and 2015, respectively. Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

NOTE 6: LEASE OBLIGATIONS

Effective December 16, 2015, the Company extended a previously signed lease agreement for office space dated June 15, 2015. The lease term commenced December 16, 2015 and expired on June 30, 2016, with required monthly lease payments of $600. The Company was on a month-to-month lease agreement for the remainder of 2016. Rent expense for the years ended December 31, 2016 and 2015 totaled $7,400 and $5,000, respectively.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Amended Articles of Incorporation

During 2017, the Company amended its Articles of Incorporation, authorizing 5,000,000 shares of capital stock, of which 2,500,000 shares were designated as Common Stock at $0.00001 par value and 2,500,000 shares were designated as Preferred Stock at $0.00001 par value. Of the Preferred Stock, 1,500,000 shares are designated as Series Seed Preferred Stock. The Preferred Stock are convertible at a 1:1 rate to common stock with certain dilution protections, have certain dividend rights as established in the articles of incorporation, and Series Seed Preferred Stock have a liquidation preference of $2.19 per share. The Preferred stock have voting rights on an as-converted basis with common stock.

Stock Option Plan

During 2017, the Company created the 2017 Stock Option and Grant Plan (the "Plan"), to grant incentive stock options, nonqualified stock options and/or grants of restricted stock. The authorized number of shares under this plan was 191,482 shares of common stock.

The Company authorized the issuance of 698,870 stock options under the Plan with exercise prices of $0.00001 per share.

Line of Credit

During 2017 through issuance of these consolidated financial statements, Ben Franklin Technology Partner of Southeastern Pennsylvania, a Pennsylvania nonprofit corporation has approved the Company to borrower up to $50,000 (the "funds amount"). Interest shall accrue at a fixed, non-compounding rate of 8% per annum. Eight equal payments of principal and interest are due and payable quarterly on the 30th day following each calendar quarter.

Management's Evaluation

Management has evaluated subsequent events through October 1, 2017, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

EXHIBIT B

Offering Page



Company Name	WhoseYourLandlord



Logo

Headline

Access landlord reviews, connect with your community, find quality listings.

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**Pitch
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Deal Highlights

- First platform for renters to review home providers and connect with neighbors

- Providing informative, edutaining content to empower renters

- 65% of households in the US, under the age of 35, rent their home

- Investors include Ben Franklin Tech Partners and CorLyst Group

- Strong partnerships with Allstate, American Express, & Roadway Moving

- Features in NowThis News, Blavity, The Philadelphia Inquirer, Black Enterprise, etc.

The Problem: The housing search process lacks transparency.





Renters have become bad consumers and lack the means and tools necessary to ensure a fair and quality living experience.

Landlords have little resources to assist them in improving their services and the living experiences of their renters to help lower their turnover rate.

Our Solution: WYL is a strong community of renters that shares landlord reviews, neighborhood insights, and resources.



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Market: Focused On Millennial Renters



- *Avg age of a WYL user: 25*

- *40% of user base are college students*

- *80% of user base are millennials (btwn the ages of 18 and 34)*

- *66% of millennials are actively renting in the market*

- *The homeownership rate amongst those under 35 has dropped 7% over the last decade.*

- *More than 35% of the US currently rents their home or apartment (and 65% of those who are 35 and younger).*

Go To Market Strategy




42M
Renting households in the US
66%
Of 18 to 34 year olds are looking for apartments to rent.
52%
of renters are under 30 yrs old
1.) Charlotte, NC
2.) Houston, TX
3.) Austin, TX
4.) Seattle, WA
5.) Virginia Beach, VA
Five fastest growing cities amongst millennials
-7%
Rate at which homeownership fell amongst millennials in the last decade

1. Start with colleges and millennial hubs in Philly & Brooklyn - WYL's home markets
2. Focus on college towns and renter hubs in fastest growing US cities – Austin, Houston, Charlotte, Seattle
3. Expand across the US working with universities and local municipalities to provide renter insights and resources
4. Become the preeminent location where people go to for rental matters
5. Use WYL's voice to push change and foster equilibrium between renters and landlords

WYL Ambassador Program


whose your landlord

- *Allstate to sponsor 2018 NYC program*
- *Help to drive user sign ups, reviews posted, and provide a warm, in person face of WYL*

- *College and community focused*

- *Charismatic with vibrant social media following*

- *Organize events, review gathering strategies, form local partnerships to advance WYL reach*

- *Hire new crop of young ambassadors*

- *5 – 7 ambassadors per team*

Growth Example: Philadelphia 2017



1. Assembled ambassador team

2. Retrieved reviews

3. Created and disseminated targeted content online

4. Lined up local press features

5. Became part of the community through our events

Total Investment from WYL: $12k

Results: Philadelphia 2017

- Google integrated our data in Philly for housing searches



- Garnered 4,000 reviews
- Added 80,000 new community members (renters)
- Generated $50k in revenue due to partnerships established



N 21st St
W Norris St
See photos
See outside
Temple Villas LLC
Website
Directions
3.7
10 Google reviews
Villa
Address: 1614 Cecil B Moore, Philadelphia, PA 19121
Phone: (267) 909-9777
Suggest an edit
Add missing information
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Reviews from the web
YP.com
5/5
1 review
Whose Your Landlord
3.6/5
99 votes
Reviews
Write a review
Add a photo

Why Is WYL The Best Option For Renters?





- **Craigslist:** Quantity not quality
- **Radpad:** Contemporary design, no landlord reviews
- **Apartments.com:** have tons of apartments, not geared toward millennial renter
- **Cribspot:** Shifting to more property management

WYL brings the following:

- *Creating peace of mind*

- *Establishing a connected neighborhood*

- *Safe, secure, quality rental experience*

- *Stay informed*

- *Instilling trust*

WYL Traction





User Total
360000
320000
280000
240000
200000
160000
120000
80000
40000
0
1/1/14
1/1/15
1/1/16
1/1/17
Yr
25% MOM growth

330,000 users (25% MOM growth)

10,000 landlord reviews

75% millennial audience

Our Community Of Partners



Press Features



NEW YORK POST
These startups make finding an NYC apartment suck less
Whose Your Landlord
BLAVITY
This 25-Year-Old Entrepreneur Has Given You The Power To Rate Landlords From Good To Terrible
NOW THIS
THIS 25-YEAR-OLD HAS A GENIUS PLAN TO PROTECT YOU FROM BAD LANDLORDS
Stressed about renting? Whose Your Landlord offers Yelp-like reviews
Newsweek
TC
New York City renters could be empowered by this 'Yelp for landlords'
okayafrica.
Afropreneurs: This Startup Is Helping Millennials Find Hassle-Free Apartment Rentals

People Love Us!



Pamela Smith Prince BRILLIANT IDEA!!! We need this in Greenville South Carolina immediately!!!
Unlike · Reply · Message · 2 · 14 hrs
Laura Alvarado
David S. Rose
Entrepreneur, Angel Investor, Mentor, Author
As one of Ofo's investors and mentors, I can confirm that he and his team are as dedicated, energetic and straightforward as they come, and it has been both delightful and rewarding working with them over the past few years. Keep up the great work!
(By the way, although Ofi didn't mention it, he and WYL were featured by Mayor De Blasio at the launch of Digital NYC, New York City's official startup hub...)
Alix H
thank you for making this website!! i hope it takes off! there's SO many people in DC that live in group houses or have non-traditional landlords so we can't just review them on yelp. I just had a HORRIBLE experience with a landlord of a group house who won't return my security deposit and can't wait to review them on your app

Our Business Model





Revenue Split By Percentage:

- **40% - Paid Partnerships:** Companies like Allstate (renters insurance), Roadway Moving, American Express, etc. want to get in front of our user base through our content videos, blog posts, newsletters, and on site banner inclusions. Our deals have ranged from $10k to $100k+, and this will only continue to grow.

- **45% - Landlords Paid Listings:** As WYL expands, we plan to charge market rate subscription pricing for home providers to post their available listings on the platform.

- **15% - Verified Tenant Info:** Through our partnership with TransUnion, renters can request their credit report, background check, and eviction history. We split revenue with TransUnion.

- **Merchandise** *(ancillary revenue)*: People can snag our backpacks, T-shirts, and tanks online. Our brand ambassadors/influencers promote the brand and spread the word about the community.

*Projections: Based on market trends and the current growth trajectory, WYL aims to reach establish 10 major brand/content partnerships by the end of 2018 and 25 brand/content partnerships coupled with over 100,000 **paid** listings posted by the end of 2019. At that rate, WYL's projected revenues for 2018 and 2019 should be $772k and $5.28M.

*Subject to market fluctuations

Founding Team *(don't we look nice?)*





Ofo Ezeugwu, CEO   Felix Addison, COO   Nik Korablin, CTO

Our Mandate: *Seeing as how we've been introduced to this new American Dream, it's our responsibility to make sure it doesn't end up becoming a nightmare. Join WYL and, **together**, we'll fix this issue.*

Letter from The Chieftain



What's happening?

Hi! We've just launched our online campaign on Republic. We've primarily bootstrapped our company thus far, and have recently closed $250k in funding and are looking to close out our round with $50k more from our community (you guys!). It's at this point that we know, in order to fulfill the vision of WhoseYourLandlord, we need to lean on our community to help us do so.

Why now?

We are in a prime position to raise capital to expedite the growth process of WYL, and we know we need our community, our users, our supporters to be evangelists of our cause. We've built WYL to empower and to inform the millennial renter. We've been able to amass over 10,000 reviews and 330,000 users in the last few years. The time is now for us to pin our ears back and build something that fully services renters all across America and allows for us to create a stronger voice for just, fair, and quality living. Seeing as how the homeownership rate is down 7% amongst millennials, over the last decade, and down another 10% amongst folks aged 35 – 44 - we need to become better-prepared consumers, and we need to strengthen our collective voice.

What will we do with the capital?

·   Create a more engaging platform allowing renters to build robust profiles enabling them to message each other

·   Produce more video and written content particular to the next neighborhoods and cities of focus

·   Begin the production of a functional app that renters can keep with them at all times

·   Host quarterly WYL Community events to encourage more connectivity between millennial renters

Why you should invest?

Thanks to the Obama Administration and the changes to the JOBS Act in spring 2015, anyone can now invest in companies. Investing is no longer reserved for the fat cat with deep pockets. And, we are no longer reliant on accredited investors – folks making $200,000 annually and/or having assets worth $1M+.

This is the perfect opportunity for millennials, communities of color, and for people with new money to get their toes wet in the investment game. We need to be the future we want to see. So, instead of us waiting around for established investors to get a product many of them don't have to use, we figured it made the most sense to go right to the people.

The reality is, the American Dream is changing. Economic disparity is blatant. And, millennials aren't owning homes at the same rate as their parents. If the dream has been diminished, let's work together to ensure that what's left of it doesn't ignite in flames. The way you do that is by investing in a company that's looking to inform, embolden, and build your community. The way you do that is by investing in WhoseYourLandlord.

Invest in WhoseYourLandlord

With Love,

Ofo

Team

	Ofo Ezeugwu	CEO, Chieftain	CEO & Co-Founder of WhoseYourLandlord, driver of cultural growth, and creative who's been invited to speak at the White House and who's work has been featured in NowThis, Blavity, Newsweek, TechCrunch, and on MSNBC.
	Felix Addison	COO	Felix Addison is a problem solver, creator, and proud memb of the DreamWakers Advisory council.

	Nik Korablin	CTO	Nik Korablin has been in front of a computer screen for the majority of his life, working on websites back in the days of dial up. He enjoys making things and solving problems, whether they be with a computer or with his hands.
	Nick Bayer	Business Strategy / Advisor	Nick is the founder and CEO of Saxbys Coffee. He also serves on the boards of the Franklin Institute, Big Brothers Big Sisters Independence Region, and Drexel University Steinbright Career Development Center.
	Eric Shashoua	Business Dev / Advisor	Eric is a serial entrepreneur and is the CEO/Founder of Zive, Inc. He previously started and led Zeo, Inc., where he raised $14M in VC and angel funding and launched the Zeo Personal Sleep Coach in the US and Europe.
	Lee Shlamowitz	Legal / Advisor	Lee is a principal attorney at LMS Legal - serving the needs of entrepreneurs, emerging growth companies, real estate investors, lenders and litigants. Lee has represented numerous tech startups through all phases of formation and growth.
	Karen Yee	Graphic Designer	Karen graduated from Drexel University in 2015 in Philadelphia, PA with a BS in Graphic Design and a minor in Fine Art. She enjoys the challenges of creative problem solving and different design mediums.
	Lauren Ray	Content Producer	Lauren Ray is a passionate writer on a mission to create insightful and imaginative content. She earned her Bachelor's degree in Entertainment and Arts Management from Drexel University and loves writing and creating.
	Omri Faroul	Director of Field Mktg	Omri graduated from Medgar Evers where he studied mass communication and media. He started as a brand ambassador for WYL and quickly rose to leading the ambassador team and running all field programming and events.

Perks

$50	Personal thank you note from Ofo Ezeugwu, our CEO + Shout out on social media.
$125	Receive WYL updates and product announcements before the general public + Receive a WYL T-shirt + All previous perks
$500	Receive a WYL swag bag (bookbag) with t-shirt + All previous perks



$1,000	Free access to all #WYLCommunity events + All previous perks
$5,000	Receive a photoshoot with WYL and get your set of photos displayed on the The Community for 1 month + All previous perks
$10,000	Mixing in some accent pieces with your current furniture, WYL will reimagine and redesign your apartment giving it a cool, chic, warm feel. Get your newly swagged out spot featured in WYL's online web content series + All previous perks
$25,000	The WYL Team will dedicate one of its quarterly community days to working with a charity of your choice. WYL will also encourage our community to interact with and learn more about the charitable organization + All previous perks

FAQ

How do you make money?
-Paid Partnerships: Companies like Allstate (renters insurance), Roadway Moving, American Express, etc. want to get in front of our user base through our content videos, blog posts, newsletters, and on site banner inclusions.
-Landlords Posting Listings: As WYL expands, we plan to charge market rate subscription pricing for home providers to post their available listings on the platform.
-Credit Reporting: Through our partnership with TransUnion, renters can request their credit report, background check, and eviction history. We split revenue with TransUnion.
-Merchandise: People can snag our backpacks, T-shirts, and tanks online. Our brand ambassadors/influencers have helped make this a real thing.

What differentiates WYL from competitors?
WYL brings the following:
-Creating peace of mind – Find a good living situation with a good landlord
-Establishing a connected neighborhood – We're creating an online space for neighborhoods to share info and truly connect
-Safe, secure, quality rental experience – Use city insights and your peers' experiences to make a decision
-Stay informed – Consistent content and references to continually assist renters throughout stay
-Instilling trust – Our founders live in Bedstuy, Bklyn & are a part of the community. Everyone can rally behind them to win together

What's the vision for WYL - its true north?
We want to make housing fair and bring genuine quality to the space. Information and access to it are the great equalizers in any industry. An empowered, unified renter base makes the world a better place. We may not all own the properties we reside in, but it's imperative we take control of our experiences within them.

What are you top cities currently?
NYC, PHL, DC. We're focusing on the northeast, first, and then expanding from there.

What milestones will you achieve
We'll establish a platform that is stickier in that it will allow for better communication amongst renters in the WYL Community. Additionally, we'll be able to create 20 more

with this financing?

edutaining and informative videos which we'll use to connect with our expanding user bases in PHL, DC, and NYC. We'll begin adding 50k new users per month and will be able to reach an additional $250k in revenue.



EXHIBIT C
Video Transcript

Video Transcript

NowThisVideo: https://www.youtube.com/watch?v=xFqvcGgF96s&t=3s

I think if there's ways to vet and to understand who you're actually renting from, that's only good for the betterment of society and the community.

We've seen Yelp and Netflix you can look at the movie and look at the ratings before selecting it but in housing it's never really been that way so this is really an untapped space when it comes to the real estate industry.

I was in a position where a lot of students would come to me and ask questions about housing and how we could help them out. For those that don't know, there's a lot of gentrification in the North Philly area because the universities. What would happen is you would have these landlords come into the community, they would build these shabby properties, they would rent them out to students by room and then wouldn't do the quality service necessary to make sure it was a good experience.

I think from the landlords' perspective, once we're in the market they realize too that our review process are the questions that any renter would legitimately ask. I think because of that we get a lot of buy in from landlords once we're in their market just because, for them, it's a cheap way to get the word out. If people have lived in your building had good experiences, they're going to share that and it's free marketing for a landlord.

Right now, a renter can receive reviews, they can see listings that are available, they can see the content that we create but what's next is really connecting and integrating those renters so that they can message each other, talk to each other, you know who's in your building now. Our goal is to be a resource for our renters, not a place where they just fulfill one thing.